UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Deficiency Notice Received From Nasdaq

On July 3, 2024, VCI Global Limited (“VCIG” or the “Company”) received a deficiency notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s ordinary shares (the “Ordinary Shares”) had been below the minimum of $1.00 per Ordinary Share required for continued listing on the Nasdaq Capital Market (the “Minimum Bid Price Rule”) and did not meet the Minimum Bid Price Rule set forth in Nasdaq Listing Rule 5550(a)(2). The Notice has no immediate effect on the listing of the Ordinary Shares, which will continue to trade on the Nasdaq Capital Market under the symbol “VCIG” without interruption at this time.

In accordance with Nasdaq Listing Rules, the Company has 180 calendar days, or until December 30, 2024, to regain compliance with the Minimum Bid Price Rule. If at any time before December 30, 2024, the closing bid price of the Ordinary Shares is at least $1.00 per Ordinary Share for a minimum of 10 consecutive business days, the Staff will provide written confirmation that the Company has achieved compliance with the Minimum Bid Price Rule and the matter will be closed.

If the Company does not regain compliance with the Minimum Bid Price Rule by December 30, 2024, the Company may be eligible for an additional 180-day calendar period to regain compliance or be subject to delisting. The Company’s business operations are not affected by the receipt of the Notice. The Company intends to monitor the closing bid price of its Ordinary Shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding Ordinary Shares, to regain compliance with the Minimum Bid Price Rule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 5, 2024	VCI GLOBAL LIMITED

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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